UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 9, 2019

(Date of earliest event reported)

Commission File No. 024-10924

CANNABINOID BIOSCIENCES, INC.

California

(State or other jurisdiction of incorporation or organization)

Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

(323) 868-6762; (310) 895-1839

franklin@cbdxfund.com

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

Patience C Ogbozor

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

Telephone: (310) 895-1839

cannabinoidbiosciences@gmail.com

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Azuka L Uzoh, Esq.

Law Office of Azuka L Uzoh

1930 Wilshire Blvd., Suite 1216

Los Angeles, California 90025

Telephone: (213) 483-4020

2834	47-1077576
(Primary Standard Industrial	(IRS Employer
Classification Code Number)	Identification Number)

ITEM 1.	FUNDAMENTAL CHANGES

Definitive agreement to acquire controlling stake in another business/company

On September 6, 2019, Cannabinoid Biosciences Inc. entered into definitive agreement to acquire controlling stake in Smokefree Innotec, Inc.  Smokefree Innotec, Inc., a Nevada corporation that is traded on OTC (pink sheet) with ticker symbol SFIO, is in the business of designing, developing, manufacturing and marketing hi-tech, nicotine and non-nicotine cigarette-like delivery devices which are completely smoke and vapor-free and tobacco-free. Smokefree Innotec's products are designed to protect the non-smoker from second hand smoke and all its effects while providing the smoker a way to enjoy a smoke-free cigarette anywhere, including places where smoking tobacco or similar substances is prohibited.  The acquisition of this controlling stake is expected to close during the third quarter of 2019 subject to customary closing conditions, including the payment of the acquisition cost.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Los Angeles, State of California, on September 9, 2019.

By:	/s/ Patience C Ogbozor
Name: Patience C Ogbozor
Title: President and Chief Executive Officer